

September 25, 2013

Via E-mail
John Cecil
Chief Executive Officer
Kallo Inc.
15 Allstate Parkway, Suite 600
Markham, Ontario, Canada

  **Re: Kallo Inc.**
    **Amendment No. 5 to Registration Statement on Form S-1**
    **Filed September 3, 2013**
    **File No. 333-184572**

Dear Mr. Cecil:

  We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fees Paid to Kodiak Capital, LLC

1. We note your response to comment 1 in our letter dated August 23, 2013.  As we have repeatedly asked in our comment letters dated April 22, 2013, July 16, 2013 and August 23, 2013, please tell us whether your verbal agreement to alter the terms of the equity line was made before or after you filed the registration statement that registers the common stock underlying the "put."  We note that you have filed an addendum to the Investment Agreement as Exhibit 10.33 to the registration statement, which indicates in the third paragraph that "the parties agreed verbally…," however, it's not clear as of what date the parties made such verbal agreement.  As we have indicated in each of our prior comment letters, in order to register this transaction as an indirect primary offering, you and Kodiak cannot have the ability to renegotiate terms of the agreement *after* you have filed the registration statement.   Therefore, the timing in which you and Kodiak made such verbal agreement, regardless of when you later documented such verbal agreement, is necessary to our analysis.  Please advise.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director